

Favio Osorio (He/Him/El) · 3rd

Invest in Arbol 👉wefunder.com/arbol 🌳🍃🎨

Buffalo, New York, United States · Contact info

500+ connections

 Arbol

University at Buffalo

Experience

Co-Founder
Arbol
May 2021 – Present · 9 mos

Arbol is a market network that enables under-resourced students to raise funds to cover their living expenses, get advice and build their network by connecting them with their biggest supporters online. To learn more, check Arbol out by going to www.growarbol.com.

   

M&T Bank

3 yrs 9 mos

Multicultural Banking Program Manager at M&T Bank
Feb 2020 – Present · 2 yrs
Buffalo/Niagara, New York Area

Sr. Business Analytics & Reporting Analyst - Retirement & Custody Services at Wilmington Trust
May 2018 – Jan 2020 · 1 yr 9 mos
Buffalo, New York

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BB&T Wealth

7 yrs 4 mos

Wealth Small Business Planning Analyst - BB&T Wealth
May 2015 – Apr 2018 · 3 yrs
Charlotte, North Carolina

Responsibilities:
· Modeled business transition and personal financial plans for high net worth clients ($20MM+).
· Generated multiple planning scenarios and provide stress testing results via Mon ...see more

Wealth Personal Planning Analyst - BB&T Wealth
Sep 2012 – May 2015 · 2 yrs 9 mos
Charlotte, NC

Responsibilities:
· Modeled and analyzed fee-based personal financial plans through cash-flow-based NaviPlan software.
· Repeatedly recognized as one of two best performing wealth financial planning a ...see more

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Professor's Research Assistant

Princeton University
Jul 2010 – Oct 2010 · 4 mos
Princeton, NJ

Responsibilities:
· Assisted professor of Financial Economics and Industrial Organization in compiling a briefing book on various subjects related to business strategy, particularly focusing on theoretical and empirical case studies of specific firms.

Fixed Income Portfolio Accountant - Summer Analyst

T. Rowe Price
May 2008 – Aug 2008 · 4 mos
Owings Mills, MD

Responsibilities:
• Maintained accounting and record keeping data while ensuring that reporting requirements were met.
• Reconciled fixed income portfolio records for custodian and internal/external fund ...see more

Education



University at Buffalo
Cultivator Program - Current Participant
2021



Founder Institute
Waterloo-Toronto Chapter - Alumni
2021 – 2021

Media (2)




Favio Osorio on LinkedIn: #PitchTech



Founder Institute Waterloo-Toronto Corridor Virtual 2021 Produces 12...



Duke University - The Fuqua School of Business
Master of Business Administration (MBA)
2016 – 2018
Activities and Societies: Asset Management Club; Finance Club; Black & Latino MBA Organization; Latin American Student Association; Duke Advanced Professionals Degree (APD) Consulting Club (Industry Outreach Chair); Fuqua2Duke Mentorship Program.

• Accepted to Management Leadership for Tomorrow (MLT) MBAPrep program (decided to withdraw prior to start date)
• Attended Training the Street - Financial Statement Analysis course
• Attended Training the Street - Corporate Valuation course
• Participated in The Hult Prize - Reawakening Human Potential competition (social impact venture) with Yaying Feng, Phd. candidate in Mechanical Engineering, and Manish Ghosh and Rebecca Schaeffer, MBA candidates
• Semifinalist in Duke Global Challenge competition with Yaying Feng, PhD. candidate in Mechanical Engineering, and Serene Hu, PhD. candidate in Molecular Genetics and Microbiology
• Finalist in Accenture Case Competition
• Involved in hybrid-social-impact ventures

Media (1)



Q&A with Warren Buffet - December 2017

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Licenses & certifications



Running Product Design Sprints
University of Virginia on Coursera
Issued Jul 2019 · No Expiration Date
See credential



Agile Meets Design Thinking
University of Virginia on Coursera
Issued Jun 2019 · No Expiration Date
See credential



Management Development Program Certificate
HBS Alumni Club of Charlotte
Issued Dec 2014 · No Expiration Date

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Volunteer experience

Board Member / Treasurer


Board Member / Treasurer
716 Squash
Sep 2019 – Present • 2 yrs 5 mos
Education


Fuqua2Duke Mentor
Duke University - The Fuqua School of Business
Oct 2017 – Jan 2018 • 4 mos
Education


Big Brother
Big Brothers Big Sisters of America
Oct 2013 – Apr 2018 • 4 yrs 7 mos
Children

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